Advaxis, Inc.

305 College Road East

Princeton, New Jersey 08540

December 13, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advaxis, Inc. Registration Statement on Form S-1 File No. 333-184929 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Advaxis, Inc., a Delaware corporation (the “Registrant”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on Thursday, December 13, 2012, or as soon thereafter as practicable.

The Registrant acknowledges that:

(a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark J. Rosenblum

Mark J. Rosenblum
Chief Financial Officer,
Senior Vice President and Secretary